Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Restated)	(Restated)	(Revised)
Fixed Charges:
Interest Expense	$69,415	$77,764	$76,520	$73,614	$65,023
Interest Expense Included in Discontinued Operations	—	—	—	—	—
Total	69,415	77,764	76,520	73,614	65,023
Earnings:
Income from Continuing Operations	99,717	131,236	40,949	72,198	59,534
Less Equity in (Income)/Loss of Unconsolidated Joint Ventures	(362)	(553)	350	3,676	(923)
Operating Distributions Received from Unconsolidated Joint Ventures	579	774	266	1,475	2,338
Fixed Charges	69,415	77,764	76,520	73,614	65,023
Less Preferred Dividends of Consolidated Subsidiaries	(15)	(15)	(15)	(15)	(15)
Total	$169,334	$209,206	$118,070	$150,948	$125,957
Ratio of Earnings to Fixed Charges:(1)	2.4	2.7	1.5	2.1	1.9

(1)
There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for each period.